Exhibit 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2007		2006		2005		2004		2003

Pre-tax income from continuing operations	$119,762		$105,379		$69,344		$56,792		$49,312

Fixed Charges:
Interest expense	$9,552		$9,554		$9,579		$9,589		$6,289
Amortized premiums	—		—		—		—		91
Interest component of rental expense(1)	571		570		565		486		411

Total Fixed Charges	$10,123		$10,124		$10,144		$10,075		$6,791

Pre-tax income from continuing operations plus fixed charges	$129,885		$115,503		$79,488		$66,867		$56,103

Ratio of Earnings to Fixed Charges	12.8	x	11.4	x	7.8	x	6.6	x	8.3	x

			First Three
	Quarter Ended		Quarters Ended
	September 27, 2008		September 27, 2008

Pre-tax income	$24,906		$82,117

Fixed Charges:
Interest expense	$1,393		$6,162
Interest component of rental expense(1)	143		429

Total Fixed Charges	$1,536		$6,591

Pre-tax income plus fixed charges	$26,442		$88,708

Ratio of Earnings to Fixed Charges	17.2	x	13.5	x

(1)	Represents appropriate portion (1/3) of rental expense.